SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1’21 Earnings Results

I. Performance in Q1 2021 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q1 20	Q4 20	Q1 21	QoQ	YoY
Quarterly Results
Revenues	4,724	7,461	6,883	-8%	46%
Operating Income	-362	685	523	-24%	N/A
Income before Tax	-295	423	323	-24%	N/A
Net Income	-199	621	266	-57%	N/A

II. IR Event of Q1 2021 Earnings Results

1.	Provider of Information: IR Team

2.	Participants: Investors, Securities analysts, etc.

3.	Purpose: To present Q1 21 Earnings Results of LG Display

4.	Date & Time: 16:30 (KST) on April 28, 2021

5.	Venue & Method: Earnings release conference call in Korean/English

        - Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6.	Contact Information

1)	Head of IR:

Daniel Lee, Head of IR (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Yoon Joo Lee, Assistant Manager, IR Team (82-2-3777-0744)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on

IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 21 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:   Press Release

FOR IMMEDIATE RELEASE

LG Display Reports First Quarter 2021 Results

SEOUL, Korea (Apr. 28, 2021) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2021.

•

Revenues in the first quarter of 2021 decreased by 8% to KRW 6,883 billion from KRW 7,461 billion in the fourth quarter of 2020 and increased by 46% from KRW 4,724 billion in the first quarter of 2020.

•

Operating profit in the first quarter of 2021 recorded KRW 523 billion. This compares with the operating profit of KRW 685 billion in the fourth quarter of 2020 and with the operating loss of KRW 362 billion in the first quarter of 2020.

•	EBITDA in the first quarter of 2021 was KRW 1,620 billion, compared with EBITDA of KRW 1,774 billion in the fourth quarter of 2020 and with EBITDA of KRW 631 billion in the first quarter of 2020.

•

Net income in the first quarter of 2021 was KRW 266 billion, compared with the net income of KRW 621 billion in the fourth quarter of 2020 and the net loss of KRW 199 billion in the first quarter of 2020.

LG Display registered KRW 6,883 billion in revenues and KRW 523 billion in operating profit in the first quarter of 2021.

The company saw a year-on-year increase of 46% in revenues as well as a turnaround to operating profit year-on-year, while recording a quarter-on-quarter decrease of 8% in revenues and 24% in operating profit respectively.

The demand for large-size displays such as TVs and IT products remained strong in the first quarter thanks in large part to the recent stay-at-home trend, although the first quarter typically tends to be a slow season. In addition to the favorable demand, component supply shortages in the industry led to a higher-than-expected increase in LCD panel prices, further contributing to the company’s solid performance. Meanwhile, the company’s shipment of mobile products decreased leading to a quarter-on-quarter decline in revenues.

LG Display recorded KRW 266 billion in net income and KRW 1,620 billion in EBITDA along with an EBITDA margin of 24% in the quarter, maintaining the 20% range following the last quarter.

Panels for IT devices accounted for 40% of the revenues in the first quarter of 2021, panels for TVs accounted for 31%, and those for mobile and other devices accounted for 29%.

The upward sales trend of OLED TV panels continued in the first quarter with the company recording a similar number of shipments than that of peak season (fourth quarter of 2020) despite the low seasonality in the first quarter. This solid performance has been driven by expanding growth in the premium TV market as consumers spend longer hours at home due to COVID-19, which has in turn redefined the value of their TVs. LG Display aims to sell a total of 8 million OLED TV panels by the end of the year.

For the mobile sector, LG Display will make efforts to make sure it is well-prepared for the mass-production of new products based on strengthening stability in terms of quality and yield rate, which will lay a more solid foundation for a turnaround. In addition, for the IT sector, the company will dedicate itself to further bolstering its market leadership so that it can continue generating profits based on enhanced production capabilities.

“The shift in consumer lifestyles as a result of the pandemic has brought OLED’s differentiated values and excellence to the attention of customers,” said Dong-hee Suh, CFO and Senior Vice President of LG Display. “We will continue to closely monitor any changes that the current pandemic situation might bring about so that we can respond immediately to any opportunities that present themselves.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 28, 2021 starting at 4:30 PM Korea Standard Time (KST) to announce the first quarter of 2021 earnings results. Investors can listen to the conference call via http://lgdisplay.kudosworks.co.kr/lgdisplay/2021Q1.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 60,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Daniel Lee, Head of IR

Email: ir@lgdisplay.com

Media Contact:

Tae-Sun You, Head of Public Relations and Public Affairs

Email: ytsun@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 28, 2021	By:	/s/ Daniel Lee
(Signature)
	Name:	Daniel Lee
	Title:	Head of IR